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[redacted]

03007503

March 10, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

03 MAR 12 AM 7:21

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Press Release: Press release dated on February 28, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

3/18

03 MAR 12 AM 7:21

(Translation)

February 28, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Issuance of New Share Subscription Rights by Allocation thereof to Shareholders for Value

Notice is hereby given that Belluna Co., Ltd. (the "Company") at the meeting of its Board of Directors held on February 28, 2003, adopted a resolution for the issuance of new share subscription rights to its shareholders as a means of distribution of profits to its shareholders and as a strategic move for the Company to raise funds in the future, as described below:

Description

1. Shareholders qualified for new share subscription rights to be granted, the number of new share subscription rights so granted and the conditions of the issuance of the new share subscription rights:

The new share subscription rights will be allocated to the shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2003 (Monday), at the rate of one (1) new share subscription right to ten (10) shares held by such shareholders, with any fraction of one (1) new share subscription right discarded. No new share subscription rights shall be allocated with regard to any of its shares of common stock held by the Company.

2. Outline of the issuance of new share subscription rights:

(a) Class and number of shares to be issued upon exercise of new share subscription rights:

(i) Shares of common stock of the Company.

(ii)The number of shares to be issued upon exercise of new share subscription rights shall be the total number of issued shares (excluding the number of shares of common stock held by the Company (the "Own Shares held by the Company")) as at the close of March 31, 2003 (Monday), multiplied by 0.1. The number of share(s) to be issued upon exercise of each new share subscription right (the "Number of Share(s)") shall be one (1) share. The Number of Share(s) shall be subject to adjustment as set forth in 2(n) below.

(b) Total number of new share subscription rights to be issued:

Total number of issued shares (excluding the Own Shares held by the Company) as at the close of March 31, 2003 (Monday), multiplied by 0.1.

(c) Issue price of a new share subscription right:

(i) The issue price of a new share subscription right will be determined at a meeting of the Board of Directors of the Company to be held during the middle of March 2003.

(ii) The issue price will be determined by taking into consideration that the issuance of the new share subscription rights is a means of distribution of profits to its shareholders.

(d) The date for the issuance of new share subscription rights:

(i) The date for the issuance of new share subscription rights shall be July 3, 2003 (Thursday).

(ii) The application period shall be from May 27, 2003 (Tuesday) to June 9, 2003 (Monday). If no application is made no later than June 9, 2003, the relevant new share subscription right(s) shall be forfeited.

(e) Amount to be paid in upon exercise of each new share subscription right:

(i) The amount to be paid in upon exercise of each new share subscription right shall be an amount obtained by multiplying the Exercise Price (defined in (e)(ii) below) by the Number of Share(s).

(ii) The amount per share to be paid in upon exercise of each new share subscription right (the "Exercise Price") will be determined at a meeting of the Board of Directors of the Company to be held during the middle of March 2003.

(f) New share subscription right exercise period:

From October 1, 2003 to September 29, 2006; provided, however, that if the last day of the said period falls on a banking holiday, the last day shall be the immediately preceding banking business day.

(g) Conditions of the exercise of new share subscription rights:

Any qualified grantee of new share subscription rights shall exercise his/her new share subscription rights in a unit or units of 50 new share subscription rights in respect of 50 new share subscription rights or any integral multiple thereof, if any. In the event that certificates for new share subscription rights are issued, all (but not some only) of the new share

subscription rights represented by each certificate for new share subscription rights must be exercised.

(h) Events and conditions to cancel new share subscription rights:

(i) In the event that a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly owned subsidiary is approved at its General Meeting of Shareholders, the Company may cancel all of the new share subscription rights outstanding prior to the date on which such share exchange agreement or share transfer shall become effective.

(ii) In the event of the cancellation of the new share subscription rights under (h)(i) above, the Company shall pay to the qualified grantees thereof an amount equivalent to the initial issue price for each new share subscription right in compensation for each such new share subscription right.

(i) Restriction on transfers of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors of the Company. The Company will follow a policy not to approve any transfer thereof in principle, unless any reason acceptable to the Company, such as inheritance, exists.

(j) Issuance of certificates for new share subscription rights:

Certificates for new share subscription rights shall be issued only upon request from any qualified grantee for new share subscription rights. In the event that certificates for new share subscription rights are issued, no such certificates shall be divided.

(k) Amount of the issue prices of new shares issued upon exercise of the new share subscription rights not to be transferred to capital:

The amount of the issue price of a new share of common stock of the Company issued upon exercise of the new share subscription rights not to be transferred to capital shall be an amount obtained by deducting from the issue price an amount to be transferred to capital. The "amount to be transferred to capital" means an amount obtained by multiplying by 0.5 the issue price, with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen.

(l) First dividends on shares issued upon exercise of the new share subscription rights:

The first dividends or interim dividends (cash distribution pursuant to Article 293-5 of the Commercial Code of Japan) on shares of common stock of the Company delivered upon exercise of the new share subscription rights shall be paid on the assumption that the exercise

of the new share subscription rights became effective on the first day of the relevant dividend accrual period (each period of six (6) months ending March 31 and September 30 of each year, which is effective as of the day on which the new share subscription rights shall be issued) during which the day on which the exercise of the new subscription rights shall become effective falls.Adjustment to the Exercise Price:

(m) Adjustment to the Exercise Price:

(i) In the event that the Company issues new shares of common stock of the Company at an issue price lower than the current market price thereof after the issuance of the new share subscription rights, the Exercise Price shall be adjusted in accordance with the following formula:

$$\text{Exercise Price as adjusted} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Issue price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(ii) Additionally, in the event that the Company divides or consolidates its shares or issues new share subscription rights or bonds with new share subscription rights that entitle the holders thereof to request the Company to issue shares of common stock of the Company or transfer its Own Shares held by the Company at a price lower than the current market price thereof, or in the event that the Company is required to adjust the Exercise Price due to a change, or the occurrence of any event that may cause a change, in the number of shares of the Company, the Exercise Price shall be adjusted as appropriate.

(n) Adjustment to the Number of Share(s):

In the event of any adjustment to the Exercise Price as provided for in 2(m) above, the Number of Share(s) shall be adjusted in accordance with the following formula, with any fraction of one share discarded:

$$\text{Number of Share(s) as adjusted} = \frac{\text{Number of Share(s) before adjustment} \times \text{Exercise Price before adjustment}}{\text{Exercise Price as adjusted}}$$

(o) Handling office for applications and payments for the issue prices of new share subscription rights:

The Mitsubishi Trust and Banking Corporation, Marunouchi Branch

(p) Office for accepting requests for exercise of new share subscription rights:

The Mitsubishi Trust and Banking Corporation, Marunouchi Branch

(q) Office for accepting payments upon exercise of new share subscription rights:

The Mitsubishi Trust and Banking Corporation, Marunouchi Branch

(r) Treatment of forfeiture:

The Company will make a final decision as to the method of treatment of any forfeited new share subscription rights, such as the cancellation of the issuance of all or part of the relevant new shares and the allowing of any third party to subscribe for the relevant new shares, at a meeting of its Board of Directors to be held hereafter.

[For reference]

1. Use of proceeds:

Use of proceeds from the relevant fund-raising:

As any payment of funds depends solely on the decisions by the qualified grantees of new share subscription rights, it is difficult at present for the Company to determine how much and when to include the proceeds, if any, in its funding plan. Hence, the specific amount of the proceeds from the issuance of new shares, which will be applied to capital investment and working funds, will be determined according to its capital investment plan and cash flow situations when the payments are made. It is planned that the aggregate amount of the issue prices of the new share subscription rights accounting for ¥301,161,000 (estimated) will all be applied to working funds.

2. Dividends to shareholders, etc.:

(a) Fundamental dividend policy:

The Company recognizes the paying out of earnings to its shareholders as one of the important challenges to management.

(b) Dividend determination attitude:

With regard to the determination of dividends, the basic policy of the Company is to pay dividends to shareholders on a constant basis from the long-term perspective and in consideration of expanding and strengthening its management base. Furthermore, the

Company, in addition to the said allocation of share subscription rights to its shareholders, will continue its efforts to pay out earnings to its shareholders as one of the important challenges to management.

(c) Use of retained earnings:

The Company will use retained earnings from the long-term perspective, with priority given to investment to increase its market value in the future.

(d) Dividends for the previous three business years:

	Business year ended March 31, 2000	Business year ended March 31, 2001	Business year ended March 31, 2002
Net income per share	¥228.08	¥236.66	¥242.01
Annual dividend per share	¥25.00	¥25.00	¥25.00
Dividend payout ratio	11.2%	10.5%	10.3%
Return on shareholders' equity	14.8%	15.9%	15.7%
Dividend rate for shareholders' equity	1.7%	1.7%	1.6%

Notes

1. "Return on shareholders' equity" is obtained by dividing the income at the end of the business year by the shareholders' equity (or the average of the total amount of shareholders' equity on the balance sheet at the beginning of the business year and the total amount of shareholders' equity on the balance sheet at the end of the business year).
2. "Dividend rate for shareholders' equity" is obtained by dividing the total amount of annual dividends by the shareholders' equity (or the average of the total amount of shareholders' equity on the balance sheet at the beginning of the business year and the total amount of shareholders' equity on the balance sheet at the end of the business year).
3. The Company divided its shares at the rate of 1:1.2 as of May 19, 2000 with its record date for determining shareholders fixed on March 31, 2000, at the rate of 1:1.1 as of May 21, 2001 with its record date for determining shareholders fixed on March 31, 2001, and at the rate of 1:1.1 as of May 21, 2002 with its record date for determining shareholders fixed on March 31, 2002, respectively. "Net income per share" for the respective business years ended March 31, 2000, March 31, 2001, and March 31, 2002 were calculated on the assumption that such share division took place at the beginning of each relevant business year.
4. Effective the business year ended March 31,2002, its own shares held by the Company are treated as a less item of the shareholders' equity and are deducted from the total number of issued shares for the purpose of calculation of "net income per share".

(e) Previous compliance with profit-sharing rules:

Not applicable.

3. Previous equity finance:

Equity finance for the previous three years:

Name of issue	The 2nd Unsecured Convertible Bonds With 120% Call Option
Total amount of issue	¥5 billion
Effective Date	April 15, 2002
Conversion price	¥4,592

4. Price movements of shares at each end of the previous three business years and on the most recent day available:

	Business year ended March 31, 2000	Business year ended March 31, 2001	Business year ended March 31, 2002	Business year ending March 31, 2003
Opening price	¥1,530	¥2,275	¥3,250	¥4,270
Highest price	¥4,460 *¥2,500	¥5,000 *¥3,480	¥4,750 *¥4,220	¥5,290
Lowest price	¥1,520 *¥2,250	¥1,650 *¥3,100	¥3,150 *¥3,960	¥3,380
Closing price	¥2,700 *¥2,280	¥3,550 *¥3,100	¥4,200 *¥4,210	¥3,480
Price/earnings ratio	18.4	13.5	17.7	14.3

Note:

1. For the business year ending March 31, 2003, stock prices as of February 27, 2003 were used.
2. The mark "*" shows the ex-rights price due to a share division.
3. The shares of the Company came to be listed on the first section of the Tokyo Stock Exchange on March 1, 2000.
4. The Company divided its shares at the rate of 1:1.2 as of May 19, 2000.
5. The Company divided its shares at the rate of 1:1.1 as of May 21, 2001.
6. The Company divided its shares at the rate of 1:1.1 as of May 21, 2002.
7. The price/earnings ratio for each business year is obtained by dividing the stock price (closing price) at the end of a business year by the net income per share as at the end of the immediately preceding business year.

5. Schedule for the issuance of the new share subscription rights (expected):

February 28, 2003	(Friday)	Resolution of the Board of Directors (Allocation to shareholders)
February 28, 2003	(Friday)	Filing of securities registration statement
March 11, 2003	(Tuesday)	Statutory public notice
March 20, 2003	(Thursday)	Resolution of the Board of Directors (Determination of conditions)
March 20, 2003	(Thursday)	Filing of amendment to securities registration statement
March 31, 2003	(Monday)	Record date for determining shareholders
May 15, 2003	(Thursday)	Filing of amendment to securities registration statement
Around May 21, 2003	(Wednesday)	Sending in of copies of prospectus
May 27, 2003	(Tuesday)	Commencement of applications by

		shareholders
June 9, 2003	(Monday)	Deadline for applications by shareholders
Around June 13, 2003	(Friday)	Determination of forfeited rights
June 17, 2003	(Tuesday)	Resolution of the Board of Directors (Allocation of forfeited rights)
June 17, 2003	(Tuesday)	Filing of securities registration statement (Allocation of forfeited rights)
June 18, 2003	(Wednesday)	Statutory public notice (Allocation of forfeited rights)
June 25, 2003	(Wednesday)	Securities registration statement becoming effective (Allocation of forfeited rights)
June 25, 2003	(Wednesday)	Application date (Allocation of forfeited rights)
July 3, 2003	(Thursday)	Payment date

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